UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13-G

                    Under the Securities Exchange Act of 1934



                           Grange National Banc Corp.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    387026107
                                 --------------
                                 (CUSIP Number)



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Item 1. (a)   Grange National Banc Corp.
        (b)   198 E. Tioga St.
              Tunkhannock, PA  18657

Item 2. (a)   John W. Purtell
        (b)   P.O. Box 82
              Main St.
              LeRaysville, PA  18829
        (c)   United States citizen
        (d)   Common Stock
        (e)   Cusip 387026 10 7

Item 3.       Not applicable

Item 4. (a)   54,215 shares beneficially owned
        (b)   6.65% of class
        (c)   (i)   54,215
              (ii)  0
              (iii) 54,215
              (iv)  0

Item  5.      Not applicable

Item  6.      Not applicable

Item  7.      Not applicable

Item  8.      Not applicable

Item  9.      Not applicable

Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Date:        3/30/2002                    /s/ JOHN W. PURTELL
      ------------------------            -----------------------------
                                              John W. Purtell